UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
HEALTHSPORT, INC.

(Name of Small Business Issuer in Its Charter)
000-23100
(Commission File Number)

Delaware	22-2649848

(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)
6429 Independence Avenue
Woodland Hills, CA 91367
(Address of Principal Executive Offices)
(858) 593-4880
(Issuer’s telephone Number, Including Area Code)

HEALTHSPORT, INC.
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
HEALTHSPORT, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY HEALTHSPORT, INC.’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.
     This Information Statement is being furnished to the holders of record on November 12, 2009 of the outstanding shares of common stock, $0.0001 par value (“Common Stock”), of HealthSport, Inc., a Delaware corporation (“we”, “us”, or the “Company”), in connection with the designation by Supplemental Manufacturing & Ingredients, LLC, an Arizona limited liability company (“SMI”), of a majority of the members of the board of directors of the Company, pursuant to the terms of a Stock Purchase Agreement dated November 6, 2009 (the “Stock Purchase Agreement”) by and among the Company and SMI. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.
     The Stock Purchase Agreement (which is described in more detail below) provides that we shall take all necessary action to:
•	secure the resignation of three of the existing members of our board of directors;

•	increase the size of our board of directors from six directors to seven directors; and

•	appoint four individuals designated by SMI to serve as directors of a seven member board of directors of the Company.
     The appointment of SMI’s designees will take place at the closing of the transactions contemplated by the Stock Purchase Agreement and no sooner than 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to our holders of record.
     This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning SMI and the SMI designees has been furnished to the Company by SMI, and we assume no responsibility for the accuracy or completeness of any such information.
Change in Control Transaction
     The Stock Purchase Agreement provides that we will issue to SMI 66,666,667 shares (the “Shares”) of our common stock in exchange for cash and a promissory note representing an aggregate value of $10,000,000 (the “SMI Financing”). At the time of closing of the transactions contemplated by the Stock Purchase Agreement (the “Closing”) and in accordance with the terms of the Stock Purchase Agreement, SMI will pay to the Company $2,000,000 and will issue a promissory note (the “Promissory Note”) to the Company in the amount of $8,000,000. The promissory Note will be payable in five installments as follows:
•	$500,000 on or before November 15, 2009;

•	$400,000 on or before December 31, 2009;

•	$1,650,000 on or before February 28, 2010;

•	$2,500,000 on or before April 30, 2010; and

•	$2,950,000 on or before June 30, 2010.
     The Promissory Note will mature on June 30, 2010 and will accrue interest at the rate of 4% per annum. We will issue and deliver 13,333,333 shares of our common stock to SMI at the time of closing. We will issue certificates for the remaining 53,333,334 shares of our common stock in the name of SMI; however, the 53,333,334 shares will be held by a third party escrow agent pursuant to an escrow agreement and a pledge agreement (the “Pledge Agreement”). The 53,333,334 shares will be delivered to SMI as SMI makes the scheduled installment payments pursuant to the Promissory Note.
     The sale of the Shares to SMI represents a transfer of a majority of the outstanding common stock and voting control of the Company. As of November 17, 2009, which is prior to the Closing, the Company had 56,441,051 shares of common stock issued and outstanding. Following the Closing, the Company will have a total of 123,107,718 shares of common stock issued and outstanding. SMI will own approximately 55% of the issued and outstanding shares of the Company’s common stock after the Closing. The stockholders of the Company immediately prior to the Closing will own approximately 45% of the shares of the Company’s issued and outstanding common stock immediately after the closing. SMI secured the funds to purchase the Shares, and consequently control of the Company, from a combination of working capital and investment capital.
     The Pledge Agreement permits our board of directors to vote the pledged shares while such shares are being held in escrow pursuant to the Pledge Agreement. The proxy granted by SMI under the Pledge Agreement shall be irrevocable and continue with respect to any shares so long as they remain subject to the Pledge Agreement. SMI will therefore own a majority of our common stock and will appoint a majority of our board of directors.
     In addition to the issuance of the Shares, the Stock Purchase Agreement provides for the issuance of additional shares of common stock in the following circumstances:
          1. Exercise or Conversion of Outstanding Convertible Securities. If at any time after the Closing, but prior to June 30, 2011, the Shares (plus any other shares of common stock issued to SMI pursuant to the following paragraph) equal less than 55% of the Deemed Outstanding (as defined below), then, provided that all amounts then currently due under the Promissory Note have been paid in full and the Promissory Note is not otherwise in default, the Company is required to issue to SMI, without additional consideration, such number of additional shares of common stock such that the Shares together with the shares issued pursuant to this paragraph and the following paragraph (collectively, the “Supplemental Shares”) shall equal 55% of the Deemed Outstanding. For purposes of this paragraph, the “Deemed

Outstanding” as of any particular date shall mean the shares of the Company’s common stock then issued and outstanding, excluding all shares of common stock issued after the Closing other than (a) the Supplemental Shares and (b) issuances of common stock resulting from the exercise or conversion of options, warrants or other derivative securities (whether debt or equity) that were either (x) outstanding as of the Closing or (y) reserved for issuance, as of the Closing, under any stock option plan, restricted stock plan, or other stock plan.
          2. Undisclosed Liabilities. In the event the Company has failed to disclose certain liabilities (which undisclosed liabilities must exceed $100,000 individually and $300,000 in the aggregate) in connection with the SMI Financing, the Company shall be required to issue to SMI, without additional consideration, such number of Supplemental Shares as is equal to 55% of the total amount of those undisclosed liabilities. For purposes of this paragraph, certain pending lawsuits against the Company are deemed to be undisclosed and the fees, costs and other amounts paid by the Company as a result of such lawsuits shall require the issuance of additional shares hereunder provided the dollar thresholds referenced above have been met.
          3. Other Dilutive Issuances. If on June 30, 2010, the Shares plus any Supplemental Shares equal less than 55% of the Company’s common stock issued and outstanding as of June 30, 2010, then, provided the Promissory Note has been paid in full, SMI shall have the right and option to purchase such number of additional shares of common stock (the “Option Shares”) such that the Shares together with all Supplemental Shares and the Option Shares shall equal 55% of the Company’s common stock issued and outstanding as of June 30, 2010. The purchase price for the Option Shares shall be $.15 per share (as adjusted for stock splits, stock dividends and recapitalizations). The right to purchase Option Shares hereunder shall expire on August 31, 2010.
     The Stock Purchase Agreement contains representations and warranties of the Company and SMI relating to, among other things, (a) proper corporate organization, (b) due authorization of the SMI Financing, (c) valid issuance of the Shares, (d) accuracy of the Company’s SEC filings, (e) the capital structure of the Company, (f) SMI’s accredited investor status, (g) SMI’s opportunity to conduct its own investigation of the Company, and (h) restrictions on transfer of the Shares.
     We anticipate that the Closing will occur within approximately 15 to 20 days from the date of the Stock Purchase Agreement. However, there are certain conditions to the closing of the transactions contemplated by the SMI Financing, including (a) the Company shall have issued this information statement on Schedule 14f-1 to its registered stockholders and that a minimum of ten days shall have passed from the date of such mailing, (b) the accuracy of representations and warranties, (c) the performance of all obligations and covenants, (d) the absence of any threatened legal proceeding against the Company or SMI challenging the SMI Financing and (e) the delivery of the Shares, Promissory Note, Pledge Agreement and such other documents as the parties may reasonably require. No assurances can be given that these conditions will be met or that the SMI Financing transaction will close.
     The Stock Purchase Agreement, and the SMI Financing, may be terminated: (a) by mutual consent, (b) by either party if the Closing does not occur by November 30, 2009, or

(c) upon a breach of a representation or warranty by the other party which is not cured within ten days’ after written notice is provided.
Voting Securities
     The Company’s Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of November 17, 2009, there were 56,441,051 shares of the Company’s Common Stock outstanding.
Board of Directors and Executive Officers
     The Company’s current board of directors and executives are set forth on the table below. The narrative following the table sets forth certain information concerning the experience and background of each of our directors and officers.

Name	Age	Position

Matthew Burns	39	Director

Robert S. Davidson	42	Chairman of the Board, Chief Executive Officer of Innozen, Inc.

M.E. “Hank” Durschlag	45	Director, Chief Executive Officer

Daniel J. Kelly	47	Director

Anthony Seaber	75	Director

Jeffrey Wattenberg	54	Director, President

Thomas Beckett	42	Chief Operating Officer of Innozen, Inc.
     Matthew Burns has served as a Director of the Company since May 4, 2007 and was Chief Operating Officer of the Company from May 4, 2007 until April 30, 2008. Mr. Burns has also been an officer and director of InnoZen, Inc. since April 2004. Prior to joining InnoZen, Inc., from July 2001 to February 2002, Mr. Burns was an associate attorney at Morgan Lewis & Bockius, LLP, where he worked in the firm’s business and finance practice group in the Los Angeles office. Prior to joining Morgan Lewis, Mr. Burns worked as an associate attorney in the corporate finance group at Morrison & Foerster’s San Francisco office. Prior to joining Morrison & Foerster, Mr. Burns worked as an associate attorney in the corporate practice at Holland & Knight in Tampa, Florida. His law practice concentrated on mergers and acquisitions and corporate finance for companies in a variety of industries, including life sciences and technology. Mr. Burns has also provided counsel to public and private companies on general corporate law, corporate governance and securities matters. Mr. Burns received his J.D. from Stetson University of College of Law in 1995 and his B.A. in Finance from the University of South Florida in 1992.
     Robert S. Davidson has been the Company’s Chairman of the Board since May 4, 2007. Since May 2002, Mr. Davidson has also served as the president, chief executive officer and a director of InnoZen, Inc., which includes the Company’s R&D and manufacturing operations.

From January 2002 through July 2005, Mr. Davidson was president and chief executive officer of Zengen, Inc., a biopharmaceutical company. Mr. Davidson has approximately ten years of experience in the biopharmaceutical industry. From September 1998 to December 2001, Mr. Davidson was the chief executive officer of Gel Tech, L.L.C., where he raised capital for the market launch and distribution of the Zicam product line. He led the marketing team that took Zicam from an unknown entity to one of the top medications in its class. He also implemented and launched line extensions to strengthen the brand name and increase company value. From October 1994 to August 1998, Mr. Davidson was the chief executive officer of Biotem Cytotechnologies, Inc., a biopharmaceutical research and development company. Mr. Davidson earned his B.S. degree with a concentration in Biological Life Sciences from The University of the State of New York, (Excelsior College). Mr. Davidson earned a Masters Certificate in Applied Project Management from Villanova University and earned his Masters of Public Health (Homeland Security) from American Military University, Virginia. Mr. Davidson is a certified Performance Enhancement Specialist through the National Academy of Sports Medicine.
     M.E. “Hank” Durschlag was appointed a Director of the Company on September 11, 2006; was acting CEO from December 11, 2007 until March 1, 2008; became CEO and President on August 15, 2008; and has been Acting CFO since December 11, 2007. Mr. Durschlag is the co-developer of the electrolyte sports strips and co-authored the patent, “Edible Film for Transmucosal Delivery of Nutritional Supplements.” Mr. Durschlag has extensive experience in the fields of healthcare and sports medicine, with specific emphasis on novel drug delivery systems. In addition, Mr. Durschlag is a partner in Greenville, South Carolina based GlucoTec, Inc., a developer and manufacturer of an FDA Class II Medical Device designed to regulate blood glucose levels in an acute care setting via both intravenous and subcutaneous delivery of insulin and other fluids. Mr. Durschlag has also co-authored patents in this area. Previously, Mr. Durschlag served as Vice President of Sales and Marketing for Diabetes Management Services, Inc., a durable medical equipment distributor with specific treatment modules in women’s health and pregnancy. Mr. Durschlag holds a bachelors degree from University of Pennsylvania and an MBA from Clemson University. Mr. Durschlag is also Chief Executive Officer and a director of Double Eagle Holdings, Ltd. (DEGH.OB).
     Daniel J. Kelly has been a director since January 1, 2007. From January 1, 2007 until December 11, 2007, Mr. Kelly served as Acting Chief Executive Officer. From January 1, 2007 until March 1, 2008 he served as President of the Company. Mr. Kelly began his business career approximately 20 years ago managing and advising Jim Kelly, his brother and Pro Football Hall of Fame Quarterback. Mr. Kelly also owns and serves as the President of Jim Kelly Enterprises, Inc., a company started over 15 years ago. In 1988, Mr. Kelly negotiated the most lucrative player contract in NFL history (at that time) for Jim Kelly. Mr. Kelly has 20 years experience in marketing, promotions and celebrity endorsements and continues to work with such companies as Coors, Miller Lite, LA Weightloss and Ameriquest. Mr. Kelly received his bachelor’s degree from the University of Houston and was a prominent member of the NFL Quarterback Club, serving on the Sponsorship and Marketing Committees that negotiated comprehensive, multi-year deals with major US companies such as McDonalds, VISA, Footlocker and MBNA Bank. He is the vice chairman of the Kelly for Kids Foundation.
     Anthony Seaber is a Senior Research Associate at Duke University where he has served in various capacities for over 35 years, most recently as Director of the Orthopedic Research

Laboratories. A sports medicine researcher, he has published over 250 scientific articles in major medical journals and has presented research extensively in the U.S. and abroad. During his years at Duke, he worked closely with all aspects of the Duke University Healthcare System, as well as the Duke Sports Medicine Group and was instrumental in the formation of The Michael J. Krzyzewski Human Performance Laboratory.
     Jeffrey Wattenberg has been a private investor since 1991, and has served as an independent consultant to various entities seeking to raise venture capital and structure business operations. He is a founding partner in MysticVision Entertainment, an executive producer of feature films, and an advisor to KBC Sports, a broadcaster of high school sports in California. From 2002 to 2004, Mr. Wattenberg served as Director, Chief Executive Officer and President of Othnet, Inc., which acquired The Association of Volleyball Professionals in 2005. He also served as a consultant and early stage investor to Kineret Kosher Foods, which was acquired by Hain Foods. In 1998 Mr. Wattenberg founded Briefserve.com, the largest digital, legal brief archive in the United States, which was acquired by Westlaw in 2001.
     Thomas Beckett has been the chief operating officer of InnoZen, Inc., which includes the Company’s R&D and manufacturing operations since 2008. He has been employed by InnoZen, Inc. since 2003, serving in a variety of operational and leadership roles. Prior to his work at InnoZen, Inc., Mr. Beckett was an attorney for the international law firms King & Spalding LLP and Holland & Knight LLP. Mr. Beckett also worked in the Los Angeles area as a producer, working on a variety of projects in film and TV. Mr. Beckett began his career in business as a commercial banking officer with First Union National Bank. Mr. Beckett earned a B.A. from the University of Virginia and a law degree (J.D.) from the University of Florida College of Law.
SMI Officer Designees
     Hank Durschlag and Jeffrey Wattenberg agreed to resign from their respective positions as officers of the Company effective and contingent upon the closing of the SMI Financing. Mr. Durschlag currently serves as the Company’s Chief Executive Officer. Mr. Wattenberg currently serves as the Company’s President.
     In connection with the SMI Financing, we agreed to appoint Kevin Taheri as our Chief Executive Officer, Robert Davidson as our President, and Thomas Beckett as our Chief Financial Officer, Chief Operating Officer and Secretary of the Company. The appointments of Messrs. Taheri, Davidson and Beckett to their respective positions are effective and contingent upon the closing of the SMI Financing.
     Kevin Taheri, 38, has over 18 years of experience in the manufacturing and processing of nutraceutical and food products. Mr. Taheri began his career with MD Labs in 1991 where he helped launch of one of the most successful sport supplement product lines world-wide. In 1996 he left MD Labs to start SMI Manufacturing, a leading manufacturer of protein drinks, food products and dietary supplements. In 2002, Mr. Taheri organized the purchase of his previous employer MD Labs and worked to create new and substantial relationships with major big box retailers. Mr. Taheri’s success in the nutraceutical industry is a result of the many relationships he has built and continues to grow in the industry.

     Biographical information about Mr. Davidson and Mr. Beckett is located above under “Board of Directors and Executive Officers.”
SMI Director Designees
     In connection with the SMI Financing, three of our six current directors, Hank Durschlag, Anthony Seaber and Jeffrey Wattenberg, agreed to resign their positions as directors effective and contingent upon the closing of the SMI Financing. The Company also agreed in connection with the Stock Purchase Agreement to, effective and contingent upon the closing of the SMI Financing, increase the size of our board of directors from six directors to seven directors and to appoint four designees of SMI to our board of directors. The appointment of the four SMI designees to our board of directors is also contingent upon each designees signing a resignation from our board of directors which shall become effective, at the Company’s election, upon the occurrence of an Event of Default under SMI’s Promissory Note or the Stock Pledge Agreement.
     SMI has entered into a Manufacturing License Agreement with the Company dated August 13, 2009. In connection with the Manufacturing License Agreement, SMI agreed to acquire from the Company an aggregate of 4,255,320 shares of Common Stock at a purchase price of $0.235 per share. SMI has purchased 1,914,894 shares of Common Stock pursuant to the Manufacturing License Agreement as of November 17, 2009. The Company and SMI agreed in the Stock Purchase Agreement that SMI will not purchase the remaining 2,340,426 shares that SMI agreed to purchase under the Manufacturing License Agreement.
     Other than shares purchased by SMI under the Manufacturing License Agreement, SMI has advised the Company that, to its knowledge, none of Messrs. Taheri, Raskin, Buelna or Allen, nor any of their affiliates, beneficially owns any equity securities or rights to acquire any such securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between SMI and the Company that have been described herein. In addition, SMI has advised the Company that, to its knowledge, none of Messrs. Taheri, Raskin, Buelna or Allen is currently a director of, and none of them hold any position with, the Company. Dr. Allen is Mr. Raskin’s uncle. Other than Dr. Allen’s familial relationship with Mr. Raskin, none of Messrs. Taheri, Raskin, Buelna or Allen have a familial relationship with any director or executive officer of the Company.
     The following sets forth certain information concerning the SMI Designees’ background and experience:

Name	Age	Position

Dr. Neil Allen	68	SMI Director Designee

Alex Buelna	46	SMI Director Designee

Ferrel Raskin	35	SMI Director Designee

Kevin Taheri	38	SMI Director Designee

     Dr. Neil Allen, MD, FAAN, FACP is board certified in Neurology and Psychiatry and is also board certified by the American Board of Internal Medicine. Since 1975, Dr. Allen has been a physician in private practice. Dr. Allen has been a consultant to Abbott Laboratories, Merck, Pfizer Pharmaceutical and Teva Neuroscience providing insight and knowledge for new drug development. Dr. Neil Allen has also been published in professional journals on topics of Drug Dose Comparisons and interactions.
     Alex Buelna has dedicated over 24 years of service to the federal government. Mr. Buelna served as a Senior Special Agent, Criminal Investigator and Air Marshal with various Federal Government agencies from 1985 to 2009. These agencies include the Department of Homeland Security, Transportation Security Administration Federal Air Marshal Service (2002-2009), the Department of the Interior Office of Inspector General (2001-2002), the U. S. Postal Service Office of Inspector General (1998-2001) and the United States Army Major Procurement Fraud Unit, United States Army Criminal Investigation Command (1989-1998) as a Special Agent and Manager. Mr. Buelna was competitively selected for various levels of senior management within these organizations to include Assistant to the Special Agent in Charge, Resident Agent in Charge, and Special Agent in Charge. In addition Mr. Buelna is a veteran of Operation Iraqi Freedom and served as the Special Agent in Charge/Operations Officer, Coalition Provisional Authority, Protective Service Detail, Baghdad, Iraq (2003-2004). He was responsible for the successful security development, management and operations for the United Nations Special Envoy’s, Security and Electoral Mission Assessment Teams, as well as, providing successful personal protection details for various U.S. Congressional Delegates, U.S. Cabinet Level Officials and Heads of State, within a combat zone environment. The most worthy of his accomplishments was receiving “The Bronze Star Medal” for subject matter expertise in planning, coordination, and execution of over 300 protective service missions throughout the Iraqi theater of operations without a loss of life. Mr. Buelna was commissioned as a United States Army Warrant Officer in 1993 and retired at the rank of Chief Warrant Officer Four, United States Army Reserve after 24 years of combined active and reserve service. Mr. Buelna entered initial active duty service in 1985. Mr. Buelna is a graduate of Columbia College, Columbia, Missouri, where he earned a Bachelor of Arts degree with an emphasis in Criminology and Language.
     Ferrel Raskin has served as the Chairman of the Board of Directors of SMI since 2006. He has also advised senior management at SMI on strategic matters, applying his knowledge of complicated transactions and business development, to assist SMI in becoming a leader in the dietary supplement and nutraceutical industry. Mr. Raskin’s experience includes being a Partner from 2000-2006 in East Thunderbird Square North in Scottsdale, AZ where he developed, managed and sold one of the largest real estate transactions in Arizona. Utilizing his background in finance and contract negotiations, Mr. Raskin has become an integral component in SMI’s expansion into new cutting edge technologies and its merger and acquisition activity.
     Biographical information about Mr. Taheri is located above under “SMI Officer Designees.” Our board of directors after the Closing will be comprised of Matthew Burns, Robert S. Davidson, Daniel J. Kelly, Dr. Neil Allen, Alex Buelna, Ferrel Raskin and Kevin Taheri.

Corporate Governance
Board Meetings During Last Fiscal Year
     During the fiscal year ended December 31, 2008, our board of directors held four meetings. Each director attended at least 75% of all meetings of our board of directors during the periods that he served.
Board Committees
     The Company currently has an audit committee. The audit committee is comprised of Matthew Burns and Daniel J. Kelly. The audit committee was formed in 2009 and did not meet during 2008. Neither Mr. Burns or Mr. Kelly is a financial expert or independent within the meaning of NASDAQ Marketplace Rule 5000(a)(19). Neither Mr. Burns or Mr. Kelly are independent directors as defined in the NASDAQ Marketplace Rules because each is a former employee of the company. The Company has limited resources and members of the Company’s board of directors have historically included only persons close to the Company. The Company continues to search for board members with industry and financial expertise to appoint to our board of directors and include on the audit committee. The audit committee has not adopted a charter.
     The Company currently has no standing compensation or nominating committees. The entire board of directors participates in administering the responsibilities ordinarily delegated to a compensation or nominating committee.
Director Independence
     Our board of directors has determined that none of the Board’s six directors are independent as defined by the Nasdaq Marketplace Rules. Our board of directors has determined that none of the SMI designees who will take office as directors of the Company upon the closing of the SMI Financing are independent as defined by the NASDAQ Marketplace Rules.
Director Qualifications
     In evaluating director nominees, our board of directors considers, among other factors, integrity, independence, diversity, extent of experience, number of other board and committee memberships, leadership qualities and ability to exercise sound judgment.
Communications with Our Board of Directors
     Our stockholders may send correspondence to our board of directors c/o Corporate Secretary, 6429 Independence Avenue, Woodland Hills, California 91367. Our corporate secretary will review all correspondence addressed to our board of directors, or any individual director, for any inappropriate correspondence and correspondence more suitably directed to management. Our corporate secretary will forward appropriate stockholder communications to our board of directors prior to its next regularly scheduled meeting following the receipt of the communication. Our corporate secretary will summarize all correspondence not forwarded to our board of directors and make the correspondence available to our board of directors for its review at our board of director’s request.
Director Attendance at Annual Meetings
     Although we do not have a formal policy regarding attendance by members of our board of directors at our annual meeting, we encourage all of our directors to attend. We did not have an annual meeting of stockholders in 2007 or 2008.
Material Proceedings
     To our knowledge, none of our directors, nominees for director, officers or affiliates, no owner of record or beneficial owner or more than five percent of our securities, or any associate of any of the foregoing, is a party adverse to us, or has a material interest adverse to us, in any material proceeding.
Certain Relationships and Related Party Transactions
     Our board of directors does not have a policy regarding the review and approval of related party transactions.
     Except for compensation reflected in the summary compensation table under the heading “Director and Officer Compensation” below, we had no related party transactions within the meaning of applicable SEC rules for the year ended December 31, 2008 and during the current fiscal year through the date of this Information Statement.
Beneficial Ownership of the Company’s Common Stock
     The following table presents information concerning the beneficial ownership of the shares of our common stock as of November 17, 2009 by: (a) each of our named executive officers and current directors, (b) all of our current executive officers and directors as a group and (c) each person we know to be the beneficial owner of 5% or more of our outstanding shares of common stock. Unless otherwise specified, the address of each beneficial owner listed in the table is c/o HealthSport, Inc., 6429 Independence Ave., Woodland Hills, California 91367.
     Percentage of class beneficially owned is based on 56,441,051 shares of common stock outstanding on November 17, 2009. In accordance with SEC rules, when we computed the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 17, 2009. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
     Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

	Number of	Percentage
	Shares	of Class
	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned
Officers and Directors
M.E. Hank Durschlag (1)	825,000	1.46%
Robert S. Davidson (2)	1,438,809	2.51%
Daniel J. Kelly (3)	732,050	1.28%
Jeffrey Wattenberg	200,000	0.35%
Anthony Seaber	158,500	0.28%
Matthew Burns (4)	845,711	1.49%
Thomas Beckett (5)	347,960	0.61%
All current directors and executive officers as a group (6 persons)	4,548,030	7.71%
SMI Director Designees
Dr. Neil Allen	—	—
Alex Buelna	—	—
Ferrel Raskin (6)	1,914,894	3.39%
Kevin Taheri (7)	1,914,894	3.39%

(1)	Includes 250,000 shares issuable upon exercise of outstanding options exercisable within sixty days of November 14, 2009.

(2)	Includes 828,333 shares issuable upon exercise of outstanding options exercisable within sixty days of November 14, 2009.

(3)	Includes 600,000 shares issuable upon exercise of outstanding options exercisable within sixty days of November 14, 2009.

(4)	Includes 495,000 shares issuable upon exercise of outstanding options exercisable within sixty days of November 14, 2009.

(5)	Includes 340,000 shares issuable upon exercise of outstanding options exercisable within sixty days of November 14, 2009.

(6)	Includes 1,914,894 shares owned by Supplemental Manufacturing & Ingredients, LLC. Mr. Taheri is the chief executive officer of Supplemental Manufacturing & Ingredients, LLC.

(7)	Includes 1,914,894 shares owned by Supplemental Manufacturing & Ingredients, LLC. Mr. Raskin is the chairman of the board of directors of Supplemental Manufacturing & Ingredients, LLC.
Director and Officer Compensation
     Our board of directors has the authority to establish compensation for our executive officers. Management makes recommendations with respect to executive compensation annually.

The board of directors then reviews those recommendations in light of (a) past compensation, (b) our operating objectives and financial position, and (c) compensation paid to similarly situated executives at competing companies. Final approval of changes in executive compensation are made in the discretion of our board of directors. To date, we have not engaged compensation consultants to assist in determining the amount or form of executive compensation.
     The following table shows the compensation of the Company’s Chief Executive Officer and each executive officer whose total cash compensation exceeded $100,000 for the three years ended December 31, 2008.

Name and Principal		Salary	Stock awards	Option awards
Position	Year	($)	($)	($)(1)
M.E. “Hank” Durschlag (4)	2008	$100,000	$—	$648
(Interim CEO from 12/11/07	2007	$100,000	$—	$—
to 3/1/08; Acting CFO since	2006	$72,000	$—	$—
12/11/07; CEO since 8/15/08)
Daniel J. Kelly (CEO	2008	$115,625	$—	$289,449
from January 1, 2007 until	2007	$203,646	$27,500	$289,200
December 11, 2007) (2)	2006	N/A	$5,500	$5,910
Robert S. Davidson (CEO of	2008	$203,000	$—	$166,623
InnoZen from May 4, 2007) (3)	2007	$120,250	$—	$110,650
	2006	N/A	N/A	N/A
Matthew Burns (COO of	2008	$49,333	$—	$165,975
Healthsport from May 4 2007	2007	$120,250	$—	$110,650
until April 30, 2008) (3)	2006	N/A	N/A	N/A
Robert Kusher (CEO from	2008	$30,000	$—	$201,155
March 1, 2008 until August	2007	N/A	N/A	N/A
31, 2008) (5)	2006	N/A	N/A	N/A
Thomas A. Beckett (COO of	2008	$134,417	$—	$30,648
InnoZen since May 2008)	2007	$90,790	$—	$20,000
	2006	N/A	N/A	N/A

(1)	The option award represents the amortization of the options granted to the named individuals. Stock options are valued utilizing the Black-Scholes valuation method.

(2)	In 2007 and 2006, the amount for the stock award represents the amortization of Mr. Kelly’s 10% share of the stock granted to Jim Kelly for his appearance fees. All other compensation in 2006 represents the amount paid to Jim Kelly Enterprises, Inc. Mr. Kelly is owner and President of Jim Kelly Enterprises, Inc. and was acting as a consultant to the Company during 2006. At December 31, 2008 and 2007, Mr. Kelly had $10,000 and $8,854, respectively, in accrued salary not included in the table above.

(3)	At December 31, 2007, Mr. Davidson and Mr. Burns each had $3,083 in accrued salary not included in the table above.

(4)	Mr. Durschlag earned $1,168 and $2,810 in royalties on sales of the Enlyten products in 2008 and 2007, respectively.

(5)	At December 31, 2008, Mr. Kusher had $86,120 in accrued salary not included in the table above.
     No bonus compensation, non-equity incentive plan compensation and nonqualified deferred compensation earnings were paid to any of our directors or executive officers.

     The following table shows grants of plan based awards to the Company’s directors and officers as of December 31, 2008.

Grants of Plan Based Awards Table as of December 31, 2008
	All other stock	All other option
	awards:	awards: number		Grant date fair
	number of	of securities	Exercise or	value of stock
	shares of stock	underlying	Base price of	and option
Name/Date	or units (#)	options (#)	Option awards	awards
M.E. Durschlag November 4, 2008	—	250,000	$0.23	$19,425
Robert S. Davidson November 4, 2008	—	300,000	$0.23	$23,310
Dan Kelly November 4, 2008	—	100,000	$0.23	$7,770
Thomas A. Beckett November 4, 2008	—	250,000	$0.23	$19,425
     Estimated future payouts under non-equity incentive plan awards and estimated future payouts under equity incentive plan awards are omitted from the table because they all equal zero.
     The board of directors awarded options to the active board members and to the majority of the Company’s employees.

	Number of securities
	underlying		Option
	unexercised options (#)		exercise
Name	Exercisable	Unexercisable	price ($)	Option expiration date
Daniel J. Kelly	100,000	—	$1.10	September 12, 2009
Daniel J. Kelly	400,000	—	$2.25	January 1, 2010
Daniel J. Kelly	100,000	—	$0.23	November 4, 2013
Robert S. Davidson	545,000	—	$1.36	May 4, 2010
Robert S. Davidson	266,666	33,334	$0.23	November 4, 2013
M.E. Durschlag	250,000	—	$0.23	November 4, 2013
Matthew Burns	495,000	—	$1.36	May 4, 2010
Thomas A. Beckett	90,000	—	$1.36	May 4, 2010
Thomas A. Beckett	250,000	—	$0.23	November 4, 2013
     Directors did not receive any additional compensation for the meetings they attended in 2008. It is anticipated that a formal plan for compensation of directors will be instituted when outside Directors are added.

Section 16(A) Beneficial Ownership Reporting Compliance
     Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our securities, to file with the SEC reports of ownership of our securities and changes in reported ownership. Officers, directors and greater than ten percent stockholders are required by SEC rules to furnish us with copies of all Section 16(a) reports they file.
     Based solely on a review of the reports furnished to us, or written representations from reporting persons that all reportable transaction were reported, we believe that during the fiscal year ended December 31, 2008, our officers, directors and greater than ten percent owners timely filed all reports they were required to file under Section 16(a).

Signatures
     Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

HealthSport, Inc.
/s/ M.E. Hank Durschlag
M.E. Hank Durschlag,
Chief Executive Officer

Dated: November 17, 2009